Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

March 19, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP

Confidential Draft Registration Statement on Form S-1

Submitted February 11, 2013

CIK No. 0001569134

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 12, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Partnership is concurrently confidentially filing Amendment No. 1 to the Form S-1 (the “Registration Statement”) via EDGAR. Five marked copies of the amendment are included to facilitate your review.

General

1.	Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information that we are not entitled to omit under Rule 430A. We confirm that the Staff will require sufficient time to review our complete disclosure prior to any distribution of preliminary prospectuses.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinions and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

U.S. Securities and Exchange Commission	- 2 -	March 19, 2013

Response: We have filed the following exhibits with Amendment No. 1:

•	Exhibit 1.1 Form of Underwriting Agreement
•	Exhibit 3.1 Certificate of Limited Partnership of Tallgrass MLP, LP
•	Exhibit 3.2 Certificate of Amendment to Certificate of Limited Partnership of Tallgrass MLP, LP
•	Exhibit 3.4 Certificate of Formation of Tallgrass MLP GP, LLC
•	Exhibit 21.1 List of Subsidiaries of Tallgrass Energy Partners, LP

We acknowledge the Staff’s comment and undertake to file all omitted exhibits and legal opinions as soon as possible to allow adequate time for the Staff to review prior to our request to accelerate the effectiveness of the Registration Statement.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response: Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the letter from the Financial Industry Regulatory Authority, Inc. (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has completed its review, including a review regarding the underwriting compensation terms and arrangements of the offering, and has no objections.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

U.S. Securities and Exchange Commission	- 3 -	March 19, 2013

Cover Page of the Registration Statement

5.	Please include the delaying amendment legend required by Item 501(a) of Regulation S- K in your next submission or amendment.

Response: We have revised the Registration Statement as requested. Please see the cover page of the Registration Statement.

Prospectus Summary, page 1

6.	Please revise this section to minimize or eliminate duplicative disclosures. In this regard, we note that the disclosure in the “Business Strategies” and “Risk Factors” sections of your prospectus summary are substantially similar to disclosures made elsewhere in your prospectus. Your summary should provide a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Section II.A.3.c of Securities Act Release No. 33- 6900, Item 503(a) of Regulation S-K and Note 4 to Rule 412(b) under the Securities Act.

Response: We have revised the Registration Statement as requested. Please see pages 5 through 7 of the Registration Statement.

Overview, page 1

7.	We note your disclosure that Tallgrass Development is contributing to you certain assets that Tallgrass Development acquired from Kinder Morgan Energy Partners in November 2012. With a view to describing to investors your planned operations, please briefly describe the reason(s) that Tallgrass Development decided to contribute the TIGT System and Midstream Facilities to you, while retaining ownership over other substantial midstream assets.

Response: We have revised the Registration Statement as requested. Please see pages 2 and 134 of the Registration Statement.

8.	We note your statement at the top of page 2 that you “believe that Tallgrass Development may offer [you] the opportunity to acquire substantially all of [Tallgrass Development’s] remaining assets ....” Please disclose the anticipated timeframe in which you expect Tallgrass Development to offer you the opportunity to acquire additional assets of Tallgrass Development, or state explicitly that you currently do not know when you will be provided with any such opportunity. Please make similar revisions throughout your prospectus, as applicable.

Response: We have revised the Registration Statement to state our current expectations about when we might be provided with such an opportunity. Please see pages 2, 111 and 134 of the Registration Statement.

U.S. Securities and Exchange Commission	- 4 -	March 19, 2013

Gas Transportation and Storage, page 2

9.	We note your disclosure regarding the weighted average remaining firm contract life. Please disclose in this section, as you do on page 26 and elsewhere in your prospectus, that in recent years, a number of your transportation and storage customers have opted not to renew their TIGT System contracts which has resulted in related decreases in total revenue.

Response: We have revised the Registration Statement as requested. Please see page 2 of the Registration Statement.

Tallgrass Development, page 4

10.	Please remove this section, as the assets owned by Tallgrass Development do not appear to be currently relevant to the operation of your business, and there is no guarantee that you will acquire any of the assets described in this section. Please also remove the description of assets held by Tallgrass Development beginning on page 133.

Response: We advise the Staff that the Partnership and Tallgrass Development have agreed that, pursuant to the terms of an omnibus agreement to be entered into in connection with this offering, the Partnership will have a right of first offer if Tallgrass Development or its affiliates decides to attempt to sell any of the assets acquired from Kinder Morgan that are to be retained by Tallgrass Development following this offering. The omnibus agreement is described in more detail beginning on page 164 of the Registration Statement and a form of which will be filed as exhibit 10.2 thereto. Accordingly, the Partnership believes that specific disclosure regarding these assets is appropriate and material to potential investors because these assets represent a source of material growth for the Partnership’s business. We have revised the Registration Statement to discuss the right of first offer given by Tallgrass Development to the Partnership. Please see pages 2, 111, 134, 137, 138 and 167 of the Registration Statement.

Our Relationship with Tallgrass Development, page 8

11.	Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that Tallgrass Development and its affiliates, including its general partner, will receive in conjunction with this offering, including all cash distributions to Tallgrass Holdings and its affiliates that will be funded from the proceeds of this offering. Please also include any payments, compensation, or the value of any equity that Tallgrass Development, its affiliates, or the directors and officers of Tallgrass Development or its general partner received or will receive in connection with the offering.

Response: In response to the Staff's comment, we have included disclosure on pages 8 and 137 regarding the amounts that Tallgrass Development and its affiliates will receive in conjunction

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with this offering. No other payment, compensation, or equity has been or will be received by Tallgrass Development, its affiliates, or the directors and officers of Tallgrass Development or its general partner in connection with the offering, other than to the extent any director or officer of Tallgrass Development’s general partner purchases common units in the directed unit program.

Our Relationship with EMG and Kelso, page 8

12.	Please briefly describe the way in which EMG and Kelso acquired a substantial majority of the ownership interest in Tallgrass GP Holdings, the owner of your general partner.

Response: We have revised the Registration Statement on pages 8 and 138 to briefly describe the way in which EMG and Kelso acquired their ownership interests in Tallgrass GP Holdings.

Management of Tallgrass Energy Partners, LP, page 9

13.	Please briefly describe and, to the extent known, approximate the direct and indirect expenses that your general partner may incur on your behalf pursuant to the Omnibus Agreement or otherwise, for which your general partner is entitled to reimbursement prior to any cash distributions that you will make to unitholders. Refer to Securities Act Release No. 33-6900 for guidance.

Response: As disclosed on pages 9, 166 and 167, we will reimburse our general partner for all expenses it incurs and payments it makes on our behalf pursuant to our partnership agreement, and we will reimburse Tallgrass Development’s general partner and its affiliates, including Tallgrass Management, for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement. We have revised our disclosure on pages 9, 166 and 167 to (i) clarify that reimbursements to our general partner and Tallgrass Development’s general partner and its affiliates are made prior to cash distributions to common unitholders, (ii) briefly describe the expenses and payments for which we will reimburse our general partner and Tallgrass Development’s general partner and its affiliates and (iii) provide an estimate of those expenses for the twelve-month period ending June 30, 2014 based on our current operations.

Implications of Being an Emerging Growth Company. page 13

14.	Please briefly describe in this section the exemptions from Section 14A(a) and Section 14A(b) of the Securities Exchange Act of 1934 that are available to you as a result of your status as an emerging growth company. Please similarly revise the penultimate risk factor on page 47.

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Response: We acknowledge the Staff’s comment and respectively advise the Staff that we do not believe the exemptions from Section 14A(a) and Section 14A(b) of the Securities Exchange Act of 1934 available as a result of our status as an emerging growth company are relevant to investors in a partnership because, as disclosed on page 9 of the Registration Statement, our unitholders will not be entitled to select our general partner or elect the members of the board of directors of our general partner, and as a result we will not hold an annual meeting of unitholders for which proxies will be solicited for the election of directors. We have not revised the Registration Statement to reference these particular exemptions because we believe doing so may be misleading to investors, or could imply that we will be required to hold an annual meeting of unitholders once we cease to be an emerging growth company.

15.	We note your statement that you plan to take advantage of the extended transition period for complying with new or revised accounting standards and that “Section 107 of the JOBS Act provides that [your] decision to take advantage of this extended transition period is irrevocable.” Please note that the decision to opt out of taking advantage of the extended transition period for complying with new or revised accounting standards, not the decision to take advantage of such transition period, is irrevocable. Refer to Question 37 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website.

Response: We have revised the Registration Statement to remove the statement from page 13 that our decision to take advantage of this extended transition period is irrevocable.

The Offering, page 14

Directed Unit Program, page 19

16.	Please advise us as to the identity of the “certain other persons” associated with you that are eligible to participate in the directed unit program. Once known, please also tell us the percentage of units that will be reserved for your directed unit program.

Response: Although we do not know the percentage of units that will be reserved or the specific identify of the persons who will participate in the directed unit program at this time, we anticipate that such persons will also include family, friends and other associates of the officers, directors and employees of our general partner and its affiliates. We confirm we will revise the registration statement to include the percentage of units that will be reserved for our directed unit program once that percentage is known. The percentage will not exceed 10% of the offering.

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Risk Factors, page 24

Risks Related to Our Business, page 24

Certain of Our Processing Contracts Require Parent Guarantees ...., page 43

17.	Please disclose the anticipated time frame and any circumstances in which you will be required to replace the parent guarantees currently provided by Kinder Morgan, if known. Please also disclose who you anticipate will provide any required replacement parent guarantees, and any requirements applicable to the replacement parent guarantor.

Response: We advise the Staff that there is one Kinder Morgan parent guarantee currently outstanding. We expect to promptly replace it with a parent guarantee from Tallgrass Development or to eliminate it. For those parent guarantees that were cancelled, we either agreed on alternative arrangements with the relevant counterparty (which, as the risk factor indicates, includes in some cases a guarantee from Tallgrass Development) or determined that the business relationship did not require ongoing credit support. We have modified the risk factor on page 44 accordingly.

Use of Proceeds, page 63

18.	Please disclose the interest rate and maturity of indebtedness you intend to retire. If the indebtedness to be retired was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Reference is made to Instruction 4 of Item 504 of Regulation S-K.

Response: We have revised our disclosure on page 65 of the Registration Statement to disclose the interest rate and maturity of indebtedness we intend to retire, in accordance with the requirements of Item 504 of Regulation S-K. We respectfully submit that the disclosure on page 65 currently states that the use of the proceeds of the indebtedness assumed from Tallgrass Development, which is to be retired in connection with this offering, was to acquire certain assets from Kinder Morgan, including the assets being contributed to us in the offering, in November 2012.

19.	Please clarify the payment to Tallgrass Development characterized as a reimbursement for certain capital expenditures made in connection with the contributed assets. In this regard, please tell us and revise your disclosure as appropriate to indicate the amount of the capital expenditures made by Tallgrass Development and whether these capital expenditures are in addition to the contributed assets or are part of the contributed assets.

Response: In connection with the acquisition of the contributed assets and the Retained Assets (as defined in the Registration Statement), Tallgrass Development made capital expenditures of approximately $1.8 billion. The cash distribution to Tallgrass Development being made in connection with the offering represents a partial reimbursement for such capital expenditures with respect to the contributed assets. We have revised the disclosure on pages 11, 14, 21, 65, 68, 102 and 137 of the Registration Statement to indicate the

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amount of capital expenditures made by Tallgrass Development prior to the consummation of the offering and to clarify that the capital expenditures made by Tallgrass Development prior to the consummation of the offering were made as a part of the purchase of the contributed assets.

Dilution, page 65

20.	Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered. See Item 506 of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully submit that the table currently presents a separate line for each item impacting the change in pro forma net tangible book value, including the amount of the decrease in our pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered, pursuant to Item 506 of Regulation S-K.

21.	Reference is made to footnote (3). Please explain why the payment to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets is not reflected as an adjustment to the book value of net assets contributed or revise your disclosure accordingly.

Response: We have revised the disclosure on page 68 of the Registration Statement to reflect the expected capital expenditure reimbursement as an adjustment to the book value of the net assets contributed.

Our Cash Distribution Policy and Restrictions on Distributions, page 66

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 66

22.	Please disclose in this section, and quantify to the extent possible, the direct and indirect expenses to which your general partner will be entitled to reimbursement prior to determining the amount of cash you have available for distributions. Please also quantify this amount in the “Distributions and Payments to Our General Partner and Its Affiliates” section on page 162.

Response: We have revised our disclosure on pages 9, 166 and 167 to provide an estimate of the direct and indirect expenses to which our general partner, Tallgrass Development’s general partner and its affiliates will be entitled to reimbursement prior to determining the amount of cash we have available for distribution to our common unitholders for the twelve-month period ending June 30, 2014 based on our current operations.

U.S. Securities and Exchange Commission	- 9 -	March 19, 2013

Unaudited Adjusted Pro Forma Cash Available for Distribution, page 71

23.	We note your disclosure on page 69 that pro forma net income as reflected in your table on page 71 was adjusted for $2.5 million of estimated incremental general and administrative expenses expected to be incurred as a result of becoming a publicly traded partnership. Please revise your table to begin with pro forma net income as reflected in your unaudited pro forma financial statements on page F-6 as it relates to the year ended December 31, 2011. A separate line reflecting your adjustment to pro forma net income for the estimated general and administrative expenses should be reflected for both periods presented.

Response: We have revised the Registration Statement as requested. Please see page 73 of the Registration Statement.

24.	Please tell us what consideration you gave to including a presentation at the end of your table of the percentage of the minimum quarterly distributions payable to common and subordinated unit holders.

Response: We have revised the Registration Statement to include a presentation at the end of the table of the percentages of the minimum quarterly distributions payable to common and subordinated unit holders. Please see page 73 of the Registration Statement.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014, page 72

25.	We note the most recent period of historical financial statements you have included in this filing is for the nine months ended September 30, 2012. Please explain why you believe it is meaningful for your forward looking calculation of Estimated Cash Available for Distribution to encompass the twelve-month period ending June 30, 2014. The period of forecast should encompass the closest immediately proceeding 4 quarters in which distributions are expected to be made. If you anticipate that the first four quarterly distributions investors will be entitled to receive following the closing of your offering coincides with the twelve-months ending June 30, 2014, please advise. Please also advise whether you believe there is any seasonality associated with cash inflows over a 12 month period such that some quarterly distributions are more likely to be made or missed than others. If our understanding on this last point is incorrect, please clarify.

Response: We have updated the Registration Statement such that the most recent period of historical financial statements are as of or for the year ended December 31, 2012. We currently expect to commence marketing the proposed offering as soon as reasonably practicable following clearance of all material comments of the Staff to the Registration Statement. The Partnership is hopeful of being able to market and close the offering prior to the stale date for the audited financial statements (May 14, 2013). The Partnership

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believes that the most relevant forecast is the one that covers the first four quarterly distributions to be made to investors in the offering, which will be the distributions for the four quarters ending June 30, 2014. We would not expect to roll the forecast period forward unless the offering is delayed beyond the stale date.

We have revised the Registration Statement on page 82 to discuss the seasonality associated with cash inflows over a 12 month period.

Assumptions and Considerations, page 75

Pony Express Abandonment Adjustments, page 76

26.	We note your disclosure that, as a part of the Pony Express PSA, Tallgrass Development will reimburse you for, among other things, annual payments for costs you incur in obtaining gas pipeline transportation services for existing customers from other interstate pipelines for a minimum period of five years, and up to 10 years. Please describe this reimbursement in more detail, including when Tallgrass Development will be obligated to reimburse you beyond the minimum five-year period, whether this reimbursement applies to contracts you execute after the contribution date and before the Pony Express Abandonment, and whether you will be entitled to this reimbursement if existing customers renew.

Response: We have revised the Registration Statement to indicate that we expect to amend the Pony Express PSA as may be required to conform the duration of the obligation of Tallgrass Development to reimburse these costs as may be needed so that such obligation is consistent with any condition to approval of the Pony Express Abandonment that is ordered by the FERC. Please see pages 78, 113 and 168 of the Registration Statement.

Commodity Price Assumptions and Sensitivity Analysis, page 78

27.	Please revise the second sentence to reflect the time period for which two-thirds of your processing revenues are exposed to direct commodity price risk.

Response: We have revised the Registration Statement as requested. Please see page 80 of the Registration Statement.

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Gas Transportation and Storage Segment Revenues, page 79

28.	We note your disclosure that a substantial majority of the revenues generated relate to existing firm contracted capacity with existing customers or renewals of that capacity in the forecast period with an immaterial amount attributable to new contracts. Please revise to provide investors with more insight into your contract profile and forecasted revenues by segregating within the amount of firm transportation and storage capacity/volumes, for example in your table on page 77, amounts included that are under contract through June 30, 2014, the amounts included based on assumed renewals or roll-overs, and amounts included based on new contracts.

Response: We have revised the Registration Statement as requested. Please see pages 79 and 80 of the Registration Statement.

29.	To increase comparability between periods, please revise the graphic at the bottom of page 80 to also include a pie chart for the twelve-months ended December 31, 2011. Please make a similar revision on the top of page 82.

Response: We have revised the graphics on pages 83 and 85 to include a pie chart for the year ended December 31, 2012, which corresponds to the most recent period of historical financial statements included in the Registration Statement.

Processing Segment Revenues, page 81

30.	Please revise the last bullet on page 81 to also disclose the percentages of your gross margin before transport expense for your processing segment for the twelve months ended December 31, 2011 that were fee- and spread-based.

Response: We have revised the Registration Statement to disclose the percentages of our gross margin before transport expense for our processing segment that were fee- and spread-based for the year ended December 31, 2012, which corresponds to the most recent period of historical financial statements included in the Registration Statement. Please see page 84 of the Registration Statement.

Capital Expenditures, page 83

31.	Please expand your disclosure to clarify why you anticipate maintenance capital expenditures will be less than historically experienced.

Response: We have revised the Registration Statement as requested. Please see page 86 of the Registration Statement.

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Selected Historical and Pro Forma Financial and Operating Data, page 100

Non-GAAP Financial Measures, page 102

32.	We note you define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments and non-cash long-term compensation expense. Please explain how your reconciliation of Adjusted EBITDA considers non-cash income or loss related to derivative instruments and non-cash long-term compensation expense.

Response: We have revised the Registration Statement as requested. Please see page 104 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 104

U.S. Natural Gas Supply and Demand Dynamics, page 108

33.	We note references in this section and throughout your prospectus to third-party sources, including to the U.S. Energy Information Administration and to Baker Hughes, for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of any party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public. This comment also applies to the statements made in your Industry Overview section beginning on page 124.

Response: In response to the Staff’s request, we have provided in a supplemental letter, which we will deliver under separate cover, a CD containing copies of the third-party sources that we have relied upon for statistical, qualitative and comparative statements contained in the Registration Statement, each of which are appropriately marked to highlight the information relied upon. In addition, we have revised the Registration Statement to disclose that we did not commission any of the third-party industry publications or surveys from which we obtained the industry data and forecasts included in the prospectus. Please read page i of Registration Statement. We advise the Staff that each of the industry publications referred to or relied upon in the Registration Statement, other than the materials prepared by Wood Mackenzie, are widely available to the public. We plan to obtain the written consent of Wood Mackenzie to include certain data and information prepared by Wood Mackenzie in the Registration Statement and will file such written consent as an exhibit to the Registration Statement in a later filing.

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Growth in Production from Niobara Shale Play. page 109

34.	Please disclose whether the following statements are based upon management’s belief, industry data, reports or articles, or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation of the basis of such belief. Please revise any similar statements in the Industry Overview and Business sections of your prospectus.

•

“For example, in recent years, well-capitalized producers have leased large acreage positions in the Niobara Shale. To help fund their drilling program in this area a number of producers have also entered into joint venture arrangements with large international operators and private equity sponsors.” (page 109)

•	“Due to this recent activity in the liquids-rich Niobara shale play, the production in the play is expected to grow substantially.....” (page 109)

•	“Another important contributor to energy consumption is the industrial sector, with total consumption in this sector expected to grow to 28.7 quadrillion Btu in 2040.” (page 126).

Response: We have revised our disclosure on page 111 of Registration Statement to remove the first and second statements referenced above. We have revised our disclosure on page 129 of the Registration Statement to appropriately disclose that the third statement referred to above is based on information included in United States Energy Information Administration’s Annual Energy Outlook 2013 Early Release (“EIA Report”). Additionally, we have revised our disclosure elsewhere in the Registration Statement to, as appropriate, revise any similar statements to disclose whether such statements are based upon management’s belief, industry data, reports or articles, or any other source. For example, please read pages 110, 111, 129, 130, 131, 132 and 133 of the Registration Statement where we have revised our disclosure to clarify that a number of the statements included on such pages are based upon management’s belief or based upon information included in the EIA Report or a Wood Mackenzie Report.

Growth Associated with Acquisitions and Expansion Projects, page 109

35.	We note your potential growth through acquisitions from Tallgrass Development and from third parties. Please discuss in this section any of your current plans in this regard, with a view to providing investors with a description of your planned operations.

Response: We have revised the Registration Statement as requested. Please see page 111 of the Registration Statement.

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Results of Operations, page 113

36.	We note you have included the line item Adjusted EBITDA in your table under Statements of Income Data. Please revise to include the non-GAAP measure under a separate heading such as “Other Financial Data.” In addition, please revise to provide the disclosures required by Item 10(e) of Regulation S-K or provide a footnote with a cross reference to your definition and reconciliation of Adjusted EBITDA for each period presented to its most directly comparable financial measures calculated and presented in accordance with GAAP.

Response: We have revised the Registration Statement as requested. Please see page 115 of the Registration Statement.

Nine-Month Period Ended September 30, 2012 Compared to Nine-Month Period Ended September 30, 2011, page 114

Revenues, page 114

37.	We note your statement that you believe that your transportation revenues have largely stabilized. Please state, if true, that you do not expect any further decline in the number of your Transportation and Storage Customers to materially impact revenues in your Gas Transportation and Storage segment. We may have further comment after reviewing your response.

Response: The number of Transportation and Storage customers is not necessarily the most important factor in our expected future revenues in the Gas Transportation and Storage segment. We believe that our current customer base is more stable than in prior years because it primarily includes customers that heavily rely on the TIGT System to transport natural gas needed for their business operations. We have revised the Registration Statement as requested. Please see pages 116 and 117 of the Registration Statement.

Liquidity and Capital Resources, page 117 New Credit Facility, page 117

38.	If you will have information on the terms of your new credit facility prior to the closing of this offering, please update this section to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

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Response: We have updated the disclosure in the Registration Statement on pages 119 and 120 to include the expected material terms of our new credit facility, based on current negotiations with lenders, including describing the conditions to making cash distributions, which will include that no default or event of default exists or would result therefrom.

Historical Cash Flow, page 118

39.	We note your discussion of operating activities focuses on changes in the non-GAAP measure adjusted EBITDA. The discussion here should be driven by a discussion of your GAAP historical financial statements as required by Item 303(a) of Regulation S-K. Please revise your disclosure to include a discussion on a GAAP basis as required with any discussion referencing non-GAAP measures included as a supplement.

Response: We have revised the Registration Statement as requested. Please see the Registration Statement beginning on page 121.

40.	Please expand your discussion of operating activities to provide a more informative analysis of changes in cash flows. For instance we note operating activities for the nine- month period ended September 30, 2012 were impacted by a reduction in gas imbalances and routine changes in working capital items, in addition to other factors. Where you identify more than one cause of change please quantify the effect and fully identify the reasons underlying the change to your cash flows.

Response: We have revised the Registration Statement as requested. Please see the Registration Statement beginning on page 121.

41.	We note your disclosure that for the year ended December 31, 2011, cash flows provided by operating activities decreased primarily due to a $14.4 million decrease in adjusted EBITDA. Please disclose the reasons underlying the decrease in adjusted EBITDA.

Response: We have revised the Registration Statement as requested. Please see the Registration Statement beginning on page 121.

Index to Financial Statements, F-1

Unaudited Pro Forma Financial Statements, page F-2

Introduction, page F-2

42.

We note your disclosure that the purchase accounting adjustments related to the Tallgrass Development acquisition will impact the assets acquired and liabilities assumed applicable to the contributed businesses however you have not reflected

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those adjustments, other than the assumption of the portion of debt and related debt costs, applicable to such assets. While such adjustments will be included in the historical financial statements upon consummation of the acquisition, they should be included in the pro forma financial statements as an adjustment to the assets and liabilities affected. Please revise or advise.

Response: We have revised the Registration Statement as requested. Please see page F-2 of the Registration Statement.

Unaudited Pro Forma Balance Sheet, page F-4

43.	Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Reference is made to SAB Topic 4:F.

Response: We acknowledge the requirements in SAB Topic 4:F and will include the required information in an expanded equity section of the pro forma balance sheet prior to effectiveness, when the number of units issued and outstanding for each class are known. We expect that the captions for the expanded equity section will appear as follows:

Member’s equity/partners’ capital
Parent’s net investment		$—
Common unitholders—public ( units issued and outstanding)		XXX,XXX
Common unitholders—Tallgrass Development ( units issued and outstanding)		XXX,XXX
Subordinated unitholders—Tallgrass Development ( units issued and outstanding)		XXX,XXX
General partner interest ( general partner units issued and outstanding)		XXX,XXX

Total members’ equity/partners’ capital	$	X,XXX,XXX

Notes to Unaudited Pro Forma Financial Data, page F-7

Pro Forma Adjustments and Assumptions, page F-7

44.	We note you intend to enter into a new credit facility. Please note pro forma adjustments must be factually supportable to be included in pro forma results. Please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of your new credit facility prior to effectiveness. Alternatively, please explain how adjustment (f) giving effect to borrowings under the anticipated revolving credit facility is factually supportable given the new credit facility has not been executed.

Response: We expect to execute the new credit facility concurrently with the completion of this offering. The amounts included in the pro forma disclosures reflect our best estimate of the expected terms of the credit facility based on the current status of negotiations with our lenders. We will update these assumptions and the disclosure of the terms of the new credit facility as and if needed prior to effectiveness of the Registration Statement.

45.	With regards to footnote (h), please disclose the nature of the remaining accrued taxes in- light of the fact the partnership will not be subject to this tax. For our understanding, please advise whether the state in which the entity is organized has any impact on the applicability of the Texas Margin Tax as the location of the operations has remained the same.

Response: The Texas Margin Tax applies to all corporations, LLCs, limited partnerships, limited liability partnerships, professional associations and business trusts that generate sales in the state of Texas. The tax is calculated as total revenue less cost of goods sold

U.S. Securities and Exchange Commission	- 17 -	March 19, 2013

multiplied by an apportionment factor (Texas sales receipts divided by sales receipts everywhere) and then multiplied by the appropriate tax rate. The Texas Margin Tax requires combined reporting for all taxable entities of an affiliated group engaged in a unitary business. TIGT and Tallgrass Midstream were part of the Kinder Morgan affiliated group that generated sales receipts in Texas and was subject to the tax. Tallgrass Energy Partners LP and its affiliates do not currently produce sales receipts in Texas and will therefore not be subject to the tax prospectively. We have revised the Registration Statement as requested. Please see page F-6 of the Registration Statement.

Combined Financial Statements, page F-10

46.	We note that as part of your use of the net proceeds from this offering, you intend to make a distribution to Tallgrass Development. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds. Additionally, please tell us what consideration was given to providing pro forma per unit data for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year’s earnings. We refer you to SAB Topic 1B.3.

Response: We acknowledge SAB Topic 1B.3 and considered the guidance in preparing the Registration Statement. We do not believe that the guidance is applicable to the Partnership’s contractual obligation to reimburse certain capital expenditures incurred by Tallgrass Development in connection with the contribution of the contributed assets. We do not believe that the reimbursement payment is, or is analogous to, a dividend distribution from the Partnership to Tallgrass Development, in part because the payment represents satisfaction of a contractual obligation of the Partnership as evidenced in the Contribution Agreement, and also because the payment is not subject to, or as a result of, any declaration by the Partnership. Accordingly, we respectfully submit that we have appropriately reflected the Partnership’s obligation and the payment thereof (along with the descriptions in footnotes (a) and (g)) in Accrued other current liabilities in the Unaudited Pro Forma Balance Sheet on page F-4. In addition, we also considered providing pro forma per unit data in preparing our financial information, but concluded that providing such data for an anticipated payment that is not considered an equity transaction would not be appropriate.

Notes to Combined Financial Statements, page F-15

Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-18

47.	We note “[when a portion of the natural gas transported by customers is collected as a contractual fee to compensate TEP Predecessor for fuel consumed by pipeline and

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storage operations. These volumes of gas that are retained from our customers are recorded as transportation services revenue when received and injected into storage and subsequently recorded as natural gas sales revenue and cost of sales and transportation services when sold from storage.]” Please explain when you take title to the volumes of gas retained from your customer, how you value the related revenue and how you account for any differential when the gas is subsequently sold.

Response: We have revised the Registration Statement as requested. Please see page F-20 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial
Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

George Rider